UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For April 27, 2011

PATNI COMPUTER SYSTEMS LIMITED

Akruti Softech Park , MIDC Cross Road No 21,
Andheri (E) , Mumbai - 400 093, India

 (Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

Patni Computer Systems Limited	FAX to SE

Registered Office : S-1A Irani Market Compound, Yerawada , Pune - 411 006, India.

Corporate Office  : Akruti , MIDC Cross Road No 21, Andheri (E) , Mumbai - 400 093, India.

Summary of Consolidated financial results of Patni Computer Systems Limited and its subsidiaries for the quarter ended 31 March 2011, prepared as per US GAAP

USD in lakhs except share data

	Quarter ended 31 March		Year ended 31 December
	2011 (Unaudited)	2010 (Unaudited)	2010 (Audited)

Net Revenues	1,903	1,723	7,017
Cost of revenues	1,273	1,063	4,559
Gross profit	630	660	2,458
Selling, general and administrative expenses	364	346	1,348
Foreign exchange gain, net	-55	-48	-220
Operating income	321	362	1,330
Interest and dividend income	38	40	134
Interest expense	-1	-5	-11
Interest expense reversed	—	—	11
Gain on sale of investments, net	9	6	56
Equity in losses of affiliate	-1	—	-1
Other income, net	2	3	6
Income before income taxes	368	406	1,525
Income taxes	103	73	193
Net Income	265	333	1,332
Earning per share
- Basic	0.20	0.26	1.02
- Diluted	0.20	0.25	0.99
Weighted average number of common shares used in computing earnings per share
- Basic	131,991,860	129,251,485	130,101,442
- Diluted	134,910,508	133,200,892	133,848,374
Total assets	9,112	9,714	8,728
Cash and cash equivalents	529	587	787
Investments	3,248	4,173	2,836

Notes:

1

The consolidated financial statements of Patni Computer Systems Limited and its subsidiaries have been prepared in accordance with the accounting principles generally accepted in the United States of America (‘US GAAP’). All inter-company transactions have been eliminated on consolidation.

2

The subsidiaries considered in the consolidated financial statements as at 31 March 2011 are wholly owned subsidiaries, namely Patni Americas, Inc., Patni Computer Systems (UK) Limited, Patni Computer Systems GmbH, Patni Telecom Solutions Inc., Patni Telecom Solutions Private Limited, Patni Telecom Solutions (UK) Limited, Patni Life Sciences Inc.(Merged with Patni Americas Inc effective 1 October 2010), Patni Computer Systems Brasil Ltda (till October 2010), Patni Computer Systems (Czech) s.r.o, PCS Computer Systems Mexico SA de CV, Patni (Singapore) Pte Limited., Patni Computer Systems Japan Inc. (with effect from 3 June 2010), CHCS Services Inc. (with effect from 9 June 2010), Patni Computer Systems (Suzhou) Co., Limited (with effect from 18 August 2010) and Patni Computer Systems Software (Dalian) Limited (with effect from 9 November 2010).

3

Pan-Asia iGATE Solutions and iGATE Global Solutions Limited entered into share and securities purchase agreements on 10 January 2011 with the promoter group of Patni and General Atlantic Mauritius Limited to acquire 63% equity capital of the Company at a price of  503.50 per share, subject to fulfillment of certain conditions.

Pursuant to and in compliance with, among others, of SEBI Take Over Regulations,  Pan-ASIA iGATE Solutions and iGATE Global Solutions Limited along with iGATE Corporation have made an Open Offer to acquire 2,70,85,565 shares  representing 20% (diluted equity capital) of Patni Computer Systems Limited at a price of  503.50 per share. The Offer opened on 8 April 2011 and will close on 27 April 2011.

4

In December 2008, the Company received a demand of approximately  4,590 for the Assessment Year 2003-04 including an interest demand of  2,590 ($ 103 including an interest demand of approximately $ 58) and another demand in January 2009 of approximately  11,330 for the Assessment Year 2005-06 including an interest demand of approximately  4,230 ($ 254 including an interest demand of approximately $ 95). These demands concern the same issue of disallowance of tax benefits under Section 10A of the Indian Income Tax Act, 1961(‘ACT’) as per earlier assessments. Subsequently, in June 2010, the Company has filed an further extension for stay of demand.

As per stay of demand order, till March 2011, the Company has paid sum of  660 ($ 15) for the Assessment Year 2003-04 and  2,390 ($ 53) for the Assessment Year 2005-06 in respect of the matters under appeal. Management considers these demands as not tenable against the Company, and therefore no provision for this tax contingency has been established.

The tax department had earlier rejected the Company’s claim under section 10A of the Act and raised a demand of approximately  6,300 ($ 141 including an interest demand of approximately $ 42) for Assessment Year 2004-05 and  2,620 ($ 59 including an interest demand of approximately $ 31) for Assessment Year 2002-03 in December 2006 and December 2007, respectively. However on appeal, in 2008 the CIT (Appeals) had allowed the claim in favour of the Company under section 10A of the Act. The Indian Income tax department has appealed against the CIT (Appeals’) orders in respect of Assessment Year 2002-03 and 2004-05 in the Indian Income Tax Appellate Tribunal. Management considers these demands as not tenable against the Company, and therefore no provision for this tax contingency has been established.

In November 2010, the Company has received demand order for Assessment Year 2006-07 for a sum of  12,620 including an interest demand of  4,420 ($ 283 including an interest demand approximately $ 99) disallowing tax benefits under Section 10A of the Act as per the earlier assessments, as well as making a Transfer Pricing Adjustment for the Company’s BPO operations. The Company has filed the appeal before the Indian Income Tax Appellate Tribunal and also filed an appeal for the stay of demand with the tax department. Management considers these disallowances as not tenable against the Company, and therefore no provision for this tax contingency has been established.

In December 2010, the Income tax department has issued draft assessment order for Assessment Year 2007-08 disallowing tax benefits under Section 10A of the Act as per the earlier assessments, as well as making a Transfer Pricing Adjustment for delayed recoveries from Associates Enterprises. The Company has filed the objections against the draft order before the Dispute Resolution Panel (“DRP”) newly set up under the Income Tax Act, 1961. Management considers these disallowances as not tenable against the Company, and therefore no provision for this tax contingency has been established.

Certain other income tax related legal proceedings are pending against the Company. Potential liabilities, if any, have been adequately provided for, and the Company does not currently estimate any incremental liability in respect of these proceedings. Additionally, the Company is also involved in lawsuits and claims which arise in ordinary course of business. There are no such matters pending that the Company expects to be material in relation to its business.

5	Previous period’s figures have been appropriately reclassified/regrouped to conform to the current period’s presentation.

6	The Tax holiday available to the Company which was extended by Finance Act 2009 for a period of one year has expired on 31 March 2011.

7	The above statement of financial results was reviewed by the Audit Committee and approved by the Board of Directors at its adjourned meeting held on 27 April 2011.

Summary of consolidated financial statements prepared as per US GAAP - Convenience translation in lakhs except share data

	Quarter ended 31 March		Year ended 31 December
	2011	2010	2010
	(Unaudited)	(Unaudited)	(Audited)
Exchange Rate ()	44.54	44.95	44.80
Net Revenues	84,766	77,454	314,361
Cost of revenues	56,723	47,770	204,264
Gross profit	28,043	29,684	110,097
Selling, general and administrative expenses	16,194	15,557	60,357
Foreign exchange gain, net	-2,432	-2,143	-9,860
Operating income	14,281	16,270	59,600
Interest and dividend income	1,701	1,778	6,000
Interest expense	-47	-218	-472
Interest expense reversed	—	—	477
Gain on sale of investments, net	424	270	2,510
Equity in losses of affiliate	-34	—	-49
Other income, net	81	151	261
Income before income taxes	16,406	18,251	68,327
Income taxes	4,608	3,281	8,663
Net Income	11,798	14,970	59,664
Earning per share
- Basic	8.94	11.58	45.86
- Diluted	8.74	11.24	44.58
Total assets	405,845	436,657	391,007
Cash and cash equivalents	23,576	26,394	35,273
Investments	144,651	187,557	127,069

Disclaimer:

We have translated the financial data derived from our consolidated financial statements prepared in accordance with US GAAP for each period at the noon buying rate in the City of New York on the last business day of such period for cable transfers in Rupees as certified for customs purposes by the Federal Reserve Bank of New York. The translations should not be considered as a representation that such US Dollar amounts have been, could have been or could be converted into Rupees at any particular rate, the rate stated above, or at all. Investors are cautioned not to rely on such translated amounts.

By Order of the Board
for Patni Computer Systems Limited

Mumbai	Jeya Kumar
27 April 2011	Chief Executive Officer

Audited consolidated financial results of Patni Computer Systems Limited and its subsidiaries for the quarter ended 31 March 2011, as per Indian GAAP.

 in lakhs except share data

	Quarter ended 31 March				Year ended 31 December
	2011 (Audited)		2010 (Audited)		2010 (Audited)

Income
Sales and service income		85,938		78,163	318,808
Other operating income		3,231		3,047	14,056
		89,169		81,210	332,864

Expenditure
Personnel costs		53,720		45,620	188,981
Selling, general and administration costs		16,974		15,478	68,758
Depreciation (net of transfer from revaluation reserves)		2,997		2,863	11,846
		73,691		63,961	269,585

Profit from Operations before Other Income and Interest		15,478		17,249	63,279
Other income		2,091		1,969	7,887
Profit Before Interest		17,569		19,218	71,166

Interest costs		49		219	478
Profit from Ordinary Activities before tax		17,520		18,999	70,688

Provision for taxation	3,517		5,056		15,464
MAT credit entitlement	(2,225)	1,292	(1,761)	3,295	(7,093)
Net profit for the period/year		16,228		15,704	62,317

Paid up equity share capital (Face value per equity share of 2 each)		2,668		2,587	2,628

Reserves excluding revaluation reserves					320,018
Earnings per equity share of 2 each
- Basic		12.30		12.15	47.90
- Diluted		12.02		11.75	46.44
Dividend per share (Face value per equity share of 2 each)					63.00

Notes:

1

The consolidated financial statements of Patni Computer Systems Limited, its subsidiaries and Joint Venture have been prepared in accordance with the principles and procedures as prescribed by the Accounting Standards on Consolidated Financial Statements and Financial Reporting of Interests in Joint Ventures, mandated by Rule 3 of the Companies (Accounting Standards) Rules, 2006 issued by the Central Government, in consultation with National Advisory Committee on Accounting Standards (‘NACAS’), the provisions of the Companies Act, 1956, and guidelines issued by the Securities and Exchange Board of India (‘SEBI’).

The financial statements of Patni Computer Systems Limited and its subsidiaries have been combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses after eliminating intra-group balances/transactions and resulting unrealized profits in full. Unrealized losses resulting from intra-group transactions have also been eliminated unless cost cannot be recovered. The amounts shown in respect of accumulated reserves comprise of the amount of the relevant reserves as per the balance sheet of the Parent Company and its share in the post acquisition increase/decrease in the relevant reserves/accumulated deficit of its subsidiaries. The interest in Joint Venture is reported using proportionate consolidation method. Consolidated financial statements are prepared using uniform accounting policies across the Group.

2

The subsidiaries considered in the consolidated financial statements as at 31 March 2011 are wholly owned subsidiaries, namely Patni Americas, Inc., Patni Computer Systems (UK) Limited, Patni Computer Systems GmbH, Patni Telecom Solutions Inc., Patni Telecom Solutions Private Limited, Patni Telecom Solutions (UK) Limited, Patni Life Sciences Inc.(Merged with Patni Americas Inc effective 1 October 2010), Patni Computer Systems Brasil Ltda (till October 2010), Patni Computer Systems (Czech) s.r.o, PCS Computer Systems Mexico SA de CV, Patni (Singapore) Pte. Limited., Patni Computer Systems Japan Inc. (with effect from 3 June 2010), CHCS Services Inc. (with effect from 9 June 2010), Patni Computer Systems (Suzhou) Co., Limited (with effect from 18 August 2010) and Patni Computer Systems Software (Dalian) Limited (with effect from 9 November 2010).

3	Investor complaints for the three months ended 31 March 2011

Pending as on 1 January 2011	Received during the quarter	Disposed off during the quarter	Unresolved at the end of the quarter
—	131	131	—

4	Statement of Utilisation of ADS Funds as of 31 March 2011

	No of shares	Price	Amount
Amount raised through ADS (6,156,250 ADSs @ $20.34 per ADS)	12,312,500	466	57,393
Share issue expenses			3,694
Net proceeds			53,699

Deployment :
1 Held as short term investments			8,046
2 Utilised for Capital expenditure for office facilities			44,445
3 Exchange loss			1,208
Total			53,699

5	Total Public Shareholding*

	As of 31 March		As of 31 December
	2011	2010	2010
- Number of Shares	73,316,543	69,247,181	71,327,878
- Percentage of Shareholding	54.96%	53.54%	54.28%

* Total Public Shareholding as defined under Clause 40A of the Listing Agreement.

Promoters and Promoter group Shareholding	As of 31 March 2011	As of 31 March 2010	As of 31 December 2010
a) Pledged/Encumbered
- Number of shares	Nil	Nil	Nil
- Percentage of shares (as a % of the total shareholding of promoters and promoter group)	Nil	Nil	Nil
- Percentage of shares (as a % of the total share capital of the Company)	Nil	Nil	Nil
B) Non-encumbered
- Number of shares	60,091,202	60,091,202	60,091,202
- Percentage of shares (as a % of the total shareholding of promoters and promoter group)	100%	100%	100%
- Percentage of shares (as a % of the total share capital of the Company)	45.04%	46.46%	45.72%

6

Pan-Asia iGATE Solutions and iGATE Global Solutions Limited entered into share and securities purchase agreement, on 10 January 2011, with the promoter group of Patni and General Atlantic Mauritius Limited to acquire 63% equity interest of the Company at a price of  503.50 per share, subject to fulfillment of certain condition.

Pursuant to and in compliance with, among others, of SEBI Take Over Regulations,  Pan-ASIA iGATE Solutions and iGATE Global Solutions Limited along with iGATE Corporation have made an Open Offer to acquire 2,70,85,565 shares representing 20% (diluted equity capital) of Patni Computer Systems Limited at a price of  503.50 per share. The Offer opened on 8 April 2011 and will close on 27 April 2011.

7

In December 2008, the Company received a demand of approximately  4,587 for the Assessment Year 2003-04 including an interest demand of  2,586 and another demand in January 2009 of approximately  11,330 for the Assessment Year 2005-06 including an interest demand of approximately  4,225. These new demands concern the same issue of disallowance of tax benefits under Section 10A of the Indian Income Tax Act, 1961(‘ACT’) as per earlier assessments. Subsequently, in June 2010, the Company has filed an extension for stay of demand. As per stay of demand order, till March 2011, the Company has paid sum of  660 for the Assessment Year 2003-04 and  2,391 for the Assessment Year 2005-06 as regards the matter under appeal. Management considers these demands as not tenable against the Company, and therefore no provision for this tax contingency has been established.

The Tax department had earlier rejected the Company’s claim under section 10A and raised a demand of  6,302 for Assessment Year 2004-05 and  2,617 for Assessment Year 2002-03 in December 2006 and December 2007 respectively. However on appeal in 2008, the CIT (Appeals) had allowed the claim under section 10A of the Income Tax Act, 1961. The Indian Income tax department has appealed against the CIT (Appeals’) orders in respect of Assessment Year 2002-03 and 2004-05 in the tribunal. Management considers these demands as not tenable against the Company and, therefore, no provision for this tax contingency has been established.

In November 2010, the Company has received demand order for Assessment Year 2006-07 for a sum of  12,618 including an interest demand of  4,417 disallowing tax benefits under Section 10A of the Act as per the earlier assessments, as well as making a Transfer Pricing Adjustment for the Company’s BPO operations. The Company has filed the appeal before the Indian Income Tax Appellate Tribunal and also filed an appeal for the stay of demand with the tax department. Management considers these disallowances as not tenable against the Company, and therefore no provision for this tax contingency has been established.

In December 2010, the Income tax department has issued draft assessment order for Assessment Year 2007-08 disallowing tax benefits under Section 10A of the Act as per the earlier assessments, as well as making a Transfer Pricing Adjustment for delayed recoveries from Associates Enterprises. The Company has filed the objections against the draft order before the Dispute Resolution Panel (“DRP”) set up under the Income Tax Act, 1961. Management considers these disallowances as not tenable against the Company, and therefore no provision for this tax contingency has been established.

Certain other income tax related legal proceedings are pending against the Company. Potential liabilities, if any, have been adequately provided for, and the Company does not currently estimate any incremental liability in respect of these proceedings. Additionally, the Company is also involved in lawsuits and claims which arise in ordinary course of business. There are no such matters pending that the Company expects to be material in relation to its business.

8	The Tax holiday available to the Company which was extended by Finance Act 2009 for a period of one year has expired on 31 March 2011.

9	Segment Information:

Particulars	Financial services	Insurance	Manufacturing, Retail & Distribution	Communications, Media & Utilities	Product Engineering	Total
For the three months ended 31 March 2011
Sales and service income	9,518	24,888	26,238	10,333	14,961	85,938
Balances as at 31 March 2011
Sundry debtors	5,687	12,647	16,521	7,110	9,012	50,977
Unbilled revenue	2,039	7,984	7,331	3,415	4,468	25,237
Billings in excess of cost and estimated earnings	-57	-374	-757	-99	-6,568	-7,855
Advance from customers	-162	-189	-357	-97	-75	-880

Particulars	Financial services	Insurance	Manufacturing, Retail & Distribution	Communications, Media & Utilities	Product Engineering	Total
For the three months ended 31 March 2010
Sales and service income	9,185	22,795	24,012	9,457	12,714	78,163
Balances at 31 December 2010
Sundry debtors	5,470	15,270	17,026	7,195	9,424	54,385
Unbilled revenue	1,292	2,559	4,474	2,596	2,968	13,889
Billings in excess of cost and estimated earnings	-318	-419	-1,259	-436	-5,587	-8,019
Advance from customers	-158	-98	-246	-95	-62	-659

The Group’s operations relate to providing IT services and solutions, delivered to customers operating in various industry segments. Accordingly, revenues represented along industry classes comprise the principal basis of segmental information set out in these consolidated financial statements. Secondary segmental reporting is performed on the basis of the geographical location of the customers. The accounting policies consistently used in the preparation of the consolidated financial statements are also consistently applied to individual segment information.

Industry segments of the Company comprise financial services, insurance services, manufacturing, retail and distribution companies, communications, media and utilities, and technology services (comprising independent software vendors and product engineering). The Company evaluates segment performance and allocates resources based on revenue growth. Revenue in relation to segments is categorized based on items that are individually identifiable to that segment. Costs are not specifically allocable to individual segment as the underlying resources and services are used interchangeably. Property, plant and equipment used in the Company’s business or liabilities contracted have not been identified to any of the reportable segments, as the property, plant and equipment and services are used interchangeably between segments.

10	Previous period’s figures have been appropriately reclassified/regrouped to conform to the current period’s presentation.

11	The above statement of financial results was reviewed by the Audit Committee and approved by the Board of Directors at its adjourned meeting held on 27 April 2011.

By Order of the Board
for Patni Computer Systems Limited

Mumbai	Jeya Kumar
27 April 2011	Chief Executive Officer

Reconciliation of significant differences between Consolidated Net Income determined in accordance with Indian Generally Accepted Accounting Principles (‘Indian GAAP’) and Consolidated Net Income determined in accordance with US Generally Accepted Accounting Principles (‘US GAAP’) (Unaudited)

 in lakhs

	Quarter ended 31 March		Year ended 31 December
	2011	2010	2010

Consolidated net income as per Indian GAAP	16,228	15,704	62,317
Income taxes	-3,347	-2	-422
Foreign currency differences	-117	-205	-291
Employee retirement benefits	-250	154	574
ESOP related Compensation Cost	-215	-161	-480
Business acquisition	-326	-236	-1,191
Others	-15	13	72
Total	-4,270	-437	-1,738
Consolidated net income as per US GAAP	11,958	15,267	60,579

Note:

The consolidated net income as per USGAAP shown in the table above differs from the consolidated net income shown under “Summary of financial statements prepared as per USGAAP - Convenience Translation” for reasons explained below the same table.

Financial results of Patni Computer Systems Limited for the quarter ended 31 March 2011, as per Indian GAAP (Standalone)

 in Lakhs except share data

	Quarter ended 31 March		Year ended 31 December
	2011	2010	2010
	(Audited)	(Audited)	(Audited)
Income
Sales and service income	51,206	45,769	189,127
Other operating income	3,066	3,495	13,934
	54,272	49,264	203,061
Expenditure
Personnel costs	27,344	21,600	94,622
Selling, general and administration costs	7,407	8,635	34,878
Depreciation (net of transfer from revaluation reserves)	2,153	2,297	9,190
	36,904	32,532	138,690

Profit from operations before Other Income and Interest	17,368	16,732	64,371
Other income	1,970	1,919	7,616
Profit before interest	19,338	18,651	71,987
Interest costs	89	219	434
Profit from Ordinary Activities before tax	19,249	18,432	71,553

Provision for taxation	3,799	4,356	13,596
MAT credit entitlement	(2,225)	(1,761)	(7,548)
Net provision for taxation	1,574	2,595	6,048
Provision for taxation - Fringe benefits	—	—	—

Profit after taxation	17,675	15,837	65,505

Paid up equity share capital (Face value per equity share of 2 each)	2,668	2,587	2,628
Reserves excluding revaluation reserves	—	—	291,668

Earnings per equity share of 2 each
- Basic	13.39	12.25	50.35
- Diluted	13.07	11.84	48.77
Dividend per share (Face value per equity share of 2 each)			63.00

Notes :

1             Investor complaints for the quarter ended 31 March 2011

Pending as on 1 January 2011	Received during the quarter	Disposed of during the quarter	Unresolved at the end of the quarter
—	131	131	—

2             Statement of Utilisation of ADS Funds as of 31 March 2011

	No of shares	Price	Amount
Amount raised through ADS (6,156,250 ADSs @ $ 20.34 per ADS)	12,312,500	466	57,393
Share issue expenses			3,694
Net proceeds			53,699
Deployment :
1 Held as short term investments			8,046
2 Utilised for Capital expenditure for office facilities			44,445
3 Exchange loss			1,208
Total			53,699

Financial results of Patni Computer Systems Limited for the quarter ended 31 March 2011, as per Indian GAAP (Standalone)(Contd.)

3             Total Public Shareholding *

	As of 31 March		As of 31 December
	2011	2010	2010
- Number of Shares	73,316,543	69,247,181	71,327,878
- Percentage of Shareholding	54.96%	53.54%	54.28%

* Total Public Shareholding as defined under Clause 40A of the Listing Agreement.

4             Promoters and Promoter group Shareholding

	As of 31 March 2011	As of 31 March 2010	Year ended 31 December 2010
a) Pledge/Encumbered
- Number of shares	Nil	Nil	Nil
- Percentage of shares (as a % of the total shareholding of promoter group)	Nil	Nil	Nil
- Percentage of shares (as a % of the total share capital of the Company)	Nil	Nil	Nil
B) Non-encumbered
- Number of shares	60,091,202	60,091,202	60,091,202
- Percentage of shares (as a % of the total shareholding of promoters and promoter group)	100%	100%	100%
- Percentage of shares (as a % of the total share capital of the Company)	45.04%	46.46%	45.72%

5

In December 2008, the Company received a demand of approximately  4,587 for the Assessment Year 2003-04 including an interest demand of  2,586 and another demand in January 2009 of approximately  11,330 for the Assessment Year 2005-06 including an interest demand of approximately  4,225. These new demands concern the same issue of disallowance of tax benefits under Section 10A of the Indian Income Tax Act, 1961(‘ACT’) as per earlier assessments. Subsequently, in June 2010, the Company has filed an extension for stay of demand. As per stay of demand order, till December 2010, the Company has paid sum of  660 for the Assessment Year 2003-04 and  2,391 for the Assessment Year 2005-06 as regards the matter under appeal. Management considers these demands as not tenable against the Company, and therefore no provision for this tax contingency has been established.

The Tax department had earlier rejected the Company’s claim under section 10A and raised a demand of  6,302 for Assessment Year 2004-05 and  2,617 for Assessment Year 2002-03 in December 2006 and December 2007 respectively. However on appeal in 2008, the CIT (Appeal) had allowed the claim under section 10A of the Income Tax Act, 1961.The Indian Income tax department has appealed against the CIT (Appeals’) orders in respect of Assessment Year 2002-03 and 2004-05 in the tribunal. Management considers these demands as not tenable against the Company and, therefore, no provision for this tax contingency has been established.

In November 2010, the Company has received demand order for Assessment Year 2006-07 for a sum of  12,618 including an interest demand of  4,417 disallowing tax benefits under Section 10A of the Act as per the earlier assessments, as well as making a Transfer Pricing Adjustment for the Company’s BPO operations. The Company has filed the appeal before the Indian Income Tax Appellate Tribunal and also filed an appeal for the stay of demand with the tax department. Management considers these disallowances as not tenable against the Company, and therefore no provision for this tax contingency has been established.

In December 2010, the Income tax department has issued draft assessment order for Assessment Year 2007-08 disallowing tax benefits under Section 10A of the Act as per the earlier assessments, as well as making a Transfer Pricing Adjustment for delayed recoveries from Associates Enterprises. The Company has filed the objections against the draft order before the Dispute Resolution Panel (“DRP”) newly set up under the Income Tax Act, 1961. Management considers these disallowances as not tenable against the Company, and therefore no provision for this tax contingency has been established.

Certain other income tax related legal proceedings are pending against the Company. Potential liabilities, if any, have been adequately provided for, and the Company does not currently estimate any incremental liability in respect of these proceedings. Additionally, the Company is also involved in lawsuits and claims which arise in ordinary course of business. There are no such matters pending that the Company expects to be material in relation to its business.

6	The Tax holiday available to the company which was extended by Finance Act 2009 for a period of one year has expired on 31 March 2011.

7

Pan-Asia iGATE Solutions and iGATE Global Solutions Limited entered into share and securities purchase agreement, on 10 January 2011, with the promoter group of Patni and General Atlantic Mauritius Limited to acquire 63% equity interest of the Company at a price of  503.50 per share, subject to fulfillment of certain conditions.

8

Pursuant to and in compliance with, among others, SEBI Take Over Regulations,  Pan-ASIA iGATE Solutions and iGATE Global Solutions Limited along with iGATE Corporation have made an Open Offer to acquire 2,70,85,565 shares representing 20% (diluted equity capital) of Patni Computer Systems Limited at a price of  503.50 per share. The Offer opens on 8 April 2011 and closes on 27 April 2011.

9	Previous period figures have been appropriately reclassified / regrouped to conform to the current period’s presentation.

10	The above statement of financial results was reviewed by the Audit Committee and approved by the Board of Directors at its adjourned meeting held on 27 April 2011.

By Order of the Board
for Patni Computer Systems Limited

Mumbai	Mr. Jeya Kumar
27 April 2011	Chief Executive Officer

Press Release

Patni’s Q1 2011 Revenue at $190.3M, up 4% QoQ

Mumbai, India, April 27, 2011: Patni Computer Systems Limited (Patni) today announced its financial results for the first quarter ended 31st March 2011

*Important Note:  During Q4’10, based on reviews of certain tax positions for previous years, an amount of US$ 7.5 million was written back. Consequently, profit after tax increased by US$ 7.4 million in 2010. This Variation is referred to as “Extra Ordinary Items” in this press release and have been separately shown as exclusion for non-GAAP presentation in respective lines of other income, tax expense and net income, for comparative purposes and should be read together with the reported US GAAP results.

Performance Highlights for the quarter ended March 31,2011

•                  Revenues for the quarter at US$190.3. million ( 8,476.6million)

•                  Up 4.0% QoQ from US$ 183.0 million ( 8,200.3 million)

•                  Up 10.4% YoY from US$ 172.3 million ( 7,745.4 million)

•                  Revenue concentration of Top 10 Customers also reduced to 45.7% from 48.8% in previous quarter

•                  Operating Income for the quarter at US$32.1 million ( 1428.1 million)

•                  Down 3.2% QoQ from US$ 33.1 million ( 1,483.1 million)

•                  Down 11.4% YoY from US$ 36.2 million ( 1,627.0 million)

•                  Effective Tax Rate for the quarter at 28% against 15% in previous quarter and 17% for full year 2010 excluding Extra Ordinary items.

•                  Net Income for the quarter at US$26.5  million ( 1179.8 million)

•                  Down 32.8% QoQ from US$ 39.4 million (1,764.6 million)

•                  Adjusted for Extra Ordinary items down by 16.8% from US$ 31.8 million for the previous quarter

•                  Down 20.5% YoY from US$ 33.3 million (1,497.1 million)

•                  EPS for the quarter at US$ 0.20 per share (US$ 0.40 per ADS).

Management Comments

Mr. Jeya Kumar, Chief Executive Officer, said, “Our performance during the quarter was in line with our expectations. Continued focus on serving our customers and all stakeholders along with integration planning process with iGATE were the major highlights of the quarter. Our recent deal wins are reflective of our strategy to focus on differentiating in micro verticals. While the short term results may have volatility, long term prospects of the combined organization post the change of control are strong and compelling”.

Speaking on the occasion, Mr. Surjeet Singh, Chief Financial Officer, said, “All parameters of operating and financial metrics were in line with our estimates. We continue to manage cost structures and forex risks well”

Client Wins

We won four new multiyear multiservice contracts of $ 25- 30M total contract value each. In EMEA, the contracts were with a major international Healthcare provider and a major international service provider operating in the public sector in the UK. In the US, the contracts with leading Customer Care company and a company dealing in Forest Products.

Financial and Operating Information

for the quarter

(Figures in Million US$ except EPS and Share Data)

UNAUDITED CONSOLIDATED STATEMENT OF INCOME — US GAAP (US$ ‘000) for the quarter/ period ended Particulars

	GAAP					NON GAAP Dec 31 2010				GAAP	NON GAAP
Particulars	Mar 31 2011	Mar 31 2010	YoY change %	Dec 31 2010	QoQ change %	Extra Ordinary items **		Dec 31 2010 (Excl Extra Ordinary Items)	QoQ Change %	2010 (Audited)	Extra Ordinary Items**		2010 (Excluding Extra Ordinary items)
Revenue	190.3	172.3	10.4%	183.0	4.0%			183.0	4.0%	701.7			701.7
Cost of revenues	123.2	102.2	20.5%	118.1	4.3%			118.1	4.3%	439.0			439.0
Depreciation	4.1	4.0	1.9%	4.3	-3.6%			4.3	-3.6%	17.0			17.0
Gross Profit	63.0	66.0	-4.7%	60.6	3.9%			60.6	3.9%	245.8			245.8
Sales and marketing expenses	17.6	15.9	11.3%	15.8	11.4%			15.8	11.4%	61.7			61.7
General and administrative expenses	18.9	18.2	3.9%	19.6	-3.8%			19.6	-3.8%	72.4			72.4
Provision for doubtful debts and advances	(0.2)	0.6	-127.7%	0.2	-190.7%			0.2	-190.7%	0.6			0.6
Foreign exchange (gain) / loss, net	(5.5)	(4.8)	14.5%	(8.1)	-32.8%			(8.1)	-32.8%	(22.0)			(22.0)
Operating income	32.1	36.2	-11.4%	33.1	-3.2%			33.1	-3.2%	133.0			133.0
Other income / (expense), net	4.8	4.4	8.2%	5.6	-15.1%	1.4	(1)	4.3	12.0%	19.5	1.1	(1)	18.4
Income before income taxes	36.8	40.6	-9.3%	38.7	-4.9%	1.4	(2)	37.4	-1.4%	152.5	1.1	(2)	151.5
Income taxes	10.3	7.3	41.8%	(0.7)	-1658.7%	(6.2	)(3)	5.5	87.1%	19.3	(6.3	)(3)	25.6
Net income/(loss)	26.5	33.3	-20.5%	39.4	-32.8%	7.5	(4)	31.8	-16.8%	133.2	7.4	(4)	125.8
Earning per share
- Basic	$0.20	$0.26	-22.1%	$0.30	-33.2%			$0.24	-17.3%	$1.02			$0.97
- Diluted	$0.20	$0.25	-21.5%	$0.29	-33.0%			$0.24	-17.1%	$0.99			$0.94
Weighted average number of common shares used in computing earnings per share

- Basic	131,991,860	129,251,485		131,142,633				131,142,633		130,101,442			130,101,442
- Diluted	134,910,508	133,200,892		134,506,173				134,506,173		133,848,374			133,848,374

**  Reviews of certain tax positions for previous years has resulted in net reversal leading to an increase in 2010 Net Income.

(1) - Due to write back of provision for interest/ penalties of earlier years

(2) - Impact of 1

(3) - Due to write back of provision for income tax of earlier years

(4) - Impact of 2 and 3

Financial Statements Analysis:

Revenues

Revenues during the quarter were in line with expectation at US$ 190.3 million ( 8,476.6 million) representing a sequential increase of 4.0% from US$ 183.0 million ( 8,200.3 million). Constant currency revenues were up 3.6% on account of volume.  Number of active clients was 299 at quarter end as compared to 297 in Q4’2010. New client acquisitions during the quarter were 14.

Gross Margin

Gross Margins were at 33.1% or US$ 63.0 million (2,804.3 million) against 33.1% or US$ 60.6 million (2,716.1 million) in the previous quarter. Gross Margin flat compared to last quarter. Marginal reduction in utilization is due to offshore bench and is set off by operating efficiencies.

Non cash expenses in CGS line were US$ 5.6 million which include depreciation and amortization expenses of US$ 5.1 million and stock option charge of US$ 0.5 million. Corresponding expenses for Q4’10 were US$ 5.2 million for depreciation and amortization and US$ 0.8 million for stock option charge.

Selling General and Administrative Expenses (SGA Expenses)

Sales and marketing expenses during the quarter were at US$ 17.6 million ( 785.7 million) at 9.3% as compared to US$ 15.8 million ( 709.2 million) at 8.6% in the previous quarter due period costs

G&A expenses during the quarter were at US$18.9 million ( 840.9 million) at 9.9% as compared to US$ 19.6 million ( 879.6 million) at 10.7%.

Non cash expenses in SGA for the quarter were US$ 4.0 million as compared to US$ 4.1 million in previous quarter which includes depreciation and amortization expenses at US$ 2.2 million for the quarter as compared to US$ 2.0 million in previous quarter and stock option charge at US$ 1.8 million for the quarter as compared to US$ 2.1 million in previous quarter).

Foreign exchange gain/loss

The revaluation and mark to market foreign exchange gain for the quarter were at US$5.5  million ( 243.2 million) as compared to foreign exchange gain of US$ 8.1 million ( 363.8 million) during the previous quarter.

The quarter end rate for debtor’s revaluation was  44.58. Outstanding contracts at the end of Q1 2011 were about US$ 295 million which are contracted at an overall average rate of  47.6 against average rupee cost rate of  45.3

Operating Income

Operating Income including foreign exchange gain / loss was at US$ 32.1 million ( 1428.1million) or at 16.8% during the quarter as compared to US$ 33.1 million (1,483.1 million) or at 18.1% during previous quarter.

Other Income

For Q1 CY2011, other income (including interest and dividend income net of interest expenses, profit/loss on sale of investments and other miscellaneous income) stood at 2.5% or US$ 4.8 million ( 212.6 million) during the quarter as compared to 3.1% or US$ 5.6 million ( 251.7 million)  during previous quarter.

Other Income adjusted for Extra ordinary items is at US$ 4.3 million or at 2.3% during the previous quarter.

Profit before Tax

Profit before tax for the quarter at 19.4% was US$ 36.8 million ( 1640.6 million), as compared to 21.2% or US$ 38.7 million ( 1,734.8 million) during previous quarter. Profit before Tax adjusted for Extra Ordinary is at US$ 37.4 million or at 20.4% during the previous quarter.

Income Taxes

Income tax for the quarter was at US$ 10.3 million ( 460.9 million) at an effective rate of 28.1%. Income Tax adjusted for extra ordinary items was at US$ 5.5 million at an effective tax rate of 14.8% during the previous quarter.

Net Income

Consequently, net income for the quarter is at 13.9% at US$ 26.5 million ( 1,179.8 million), lower by 32.8% as compared to previous quarter net income of US$ 39.4 million (1,764.6 million) at 21.5%. Net Income adjusted for Extra ordinary items for previous quarter was at US$ 31.8 million at 17.4% lower by 16.8% as compared to previous quarter.

Balance Sheet and Cash Flow changes

During the quarter, against net income of US$ 26.5 million (1,179.8 million), cash from operating activities was at US$ 11.2 million ( 499.4 million), net of changes in current assets and liabilities of US$ (-)20.6 million ( 918.4 million),non cash charges comprise of depreciation and amortization including compensation cost of US$ 9.6 million and other adjustments of US$ (-) 4.2 million (comprising of deferred taxes US$2.3 million, deferred cancellation losses relating to roll over cash flow hedges US$0.8 million).

Over all cash and cash equivalents (including short term investments) post translation loss of US$ 2.7 million, cash received from issuances of stock against stock options US$ 4.2 million, capex of US$ 4.4 million were therefore at US$ 377.7 million (16,822.6 million),as compared to US$ 362.4 million (16,234.2 million) at the close of previous quarter.

Receivables at the end of Q1 2011 were at US$ 114.1 million ( 5,080,4 million) as compared to US$ 121.6 million at the end of Q4 2010. Number of days outstanding (Including Unbilled receivables) for current quarter was 77 days as compared to 71 days in Q4 2010

Figures in Million INR except EPS and Share Data

UNAUDITED CONSOLIDATED STATEMENT OF INCOME : BASED ON CONVENIENCE TRANSLATION

For the quarter / period ended

Particulars	Mar 31 2011	Mar 31 2010	Dec 31 2010	2010
Exchange rate$1 = INR	44.54	44.95	44.80	44.80
Revenue	8,476.6	7,745.4	8,200.3	31,436.1
Cost of revenues	5,488.9	4,595.5	5,293.0	19,666.7
Depreciation	183.3	181.5	191.2	759.7
Gross Profit	2,804.3	2,968.4	2,716.1	11,009.7
Sales and marketing expenses	785.7	712.7	709.2	2,765.5
General and administrative expenses	840.9	816.9	879.6	3,242.5
Provision for doubtful debts and advances	-7.2	26.1	7.9	27.7
Foreign exchange (gain) / loss, net	(243.2)	(214.3)	(363.8)	(986.0)
Operating income	1,428.1	1,627.0	1,483.1	5,960.0
Other income / (expense), net	212.6	198.2	251.7	872.7
Income before income taxes	1,640.6	1,825.2	1,734.8	6,832.7
Income taxes	460.9	328.1	-29.7	866.3
Net income/(loss)	1,179.8	1,497.1	1,764.6	5,966.4
Earning per share
- Basic	8.94	11.58	13.46	45.86
- Diluted	8.74	11.24	13.12	44.58
Weighted average number of common shares used in computing earnings per share
- Basic	131,991,860	129,251,485	131,142,633	130,101,442
- Diluted	134,910,508	133,200,892	134,506,173	133,848,374

7

Important Notes to this release:

•                 Fiscal Year

Patni follows a January — December fiscal year. The current review covers the financial and operating performance of the Company for the quarter ended March 31, 2011

•                 U.S. GAAP

A Consolidated Statement of Income in US GAAP is available on page 3 of the Fact Sheet attached to this release

•                 Percentage analysis

Any percentage amounts, as set forth in this release, unless otherwise indicated, have been calculated on the basis of the U.S. Dollar amounts derived from our consolidated financial statements prepared in accordance with U.S. GAAP, and not on the basis of any translated Rupee amount. Calculation of percentage amounts on the basis of Rupee amounts may lead to results that are different, in a material way, from those calculated as per U.S. Dollar amounts.

•                 Convenience translation

A Consolidated Statement of Income as per Convenience Translation prepared in accordance with US GAAP is available on page 6 of the Fact Sheet attached to this release. We have translated the financial data derived from our consolidated financial statements prepared in accordance with U.S. GAAP for each period at the noon buying rate in the City of New York on the last business day of such period for cable transfers in Rupees as certified for customs purposes by the Federal Reserve Bank of New York. The translations should not be considered as a representation that such US Dollar amounts have been, could have been or could be converted into Rupees at any particular rate, the rate stated elsewhere in this document, or at all. Investors are cautioned to not rely on such translated amounts.

•                 Attached Fact Sheet (results & analysis tables)

About Patni Computer Systems Ltd:

Patni Computer Systems Limited (Patni) (BSE: 532517, NSE: PATNI, NYSE: PTI) is a global provider of IT services and business solutions, servicing global 2000 clients. Patni services its clients through its micro-vertical focus in banking, financial services (BFS) and insurance (I); manufacturing, retail, and distribution (MRD); life sciences; communications, media, and utilities (CMU).

With an employee strength of over 17,500; multiple global delivery centers spread across 16 cities worldwide; 30 international offices across the Americas, Europe-Middle East-Africa (EMEA), and Asia-Pacific; Patni has registered revenues of US$ 702 million for the year 2010.

Patni’s service offerings include application development and management, enterprise software & systems integration services, business and technology consulting, product engineering services, infrastructure

8

management services, customer interaction services & business process outsourcing, quality assurance and engineering services.

Committed to quality, Patni adds value to its clients’ businesses through well-established and structured methodologies, tools and techniques. Patni is an ISO 9001: 2008 certified and SEI-CMMI-Dev Level 5 (V 1.2) organization. In keeping with its focus on continuous process improvements, Patni adopts Six Sigma practices as an integral part of its quality and process frameworks.

Patni leverages its vast experience spanning three decades; deep domain expertise; full-spectrum services; and suites of IP-led solutions, methodologies and frameworks; in being an effective business transformation partner to its clients.

For more information on Patni, visit www.patni.com.

FOR MORE INFORMATION PLEASE CONTACT:

Investor Relations:

Gaurav Agarwal, Patni US; +1-617-914-8360; investors@patni.com

Gavin Desa, Citigate Dewe Rogerson India; +91-22-4007 5037; gavin@cdr-india.com

Media Relations:

Shweta Ratnaparkhi, Patni India; +91-22-6693 0500; shweta.ratnaparkhi@patni.com

Hiro Notaney, Patni Americas Inc; +1-408-934-4859, hiro.notaney@patni.com

IMPORTANT NOTE:

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operaterions, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, liability for damages on our service contracts, the success of the companies in which Patni has made strategic investments, withdrawal of governmental fiscal incentives, political instability, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. The company does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the Company.

-Ends-

9

Financial and Operating Information
for the quarter ended March 31, 2011	April 27, 2011

NOTES:

• Fiscal Year

Patni follows a January — December fiscal year. The current review covers the financial and operating performance of the Company for the quarter ended March 31, 2011.

• U.S. GAAP

All figures in this release pertain to accounts presented as per U.S. GAAP unless stated otherwise.

• Percentage analysis

Any percentage amounts, as set forth in this release, unless otherwise indicated, have been calculated on the basis of the U.S. Dollar amounts derived from our consolidated financial statements prepared in accordance with U.S. GAAP, and not on the basis of any translated Rupee amount. Calculation of percentage amounts on the basis of Rupee amounts may lead to results that are different, in a material way, from those calculated as per U.S. Dollar amounts.

• Convenience translation

We have translated the financial data derived from our consolidated financial statements prepared in accordance with U.S. GAAP for each period at the noon buying rate in the City of New York on the last business day of such period for cable transfers in Rupees as certified for customs purposes by the Federal Reserve Bank of New York.  The translations should not be considered as a representation that such US Dollar amounts have been, could have been or could be converted into Rupees at any particular rate, the rate stated elsewhere, or at all. Investors are cautioned to not rely on such translated amounts.

• Reclassification

Certain reclassifications have been made in the financial statements of prior years to conform to classifications used in the current year.

1

Fact Sheet Summary Index

2

A1) UNAUDITED CONSOLIDATED STATEMENT OF INCOME  — US GAAP (US$ ‘000)  for the quarter/ period ended

	GAAP					NON GAAP Dec 31 2010				GAAP	NON GAAP
Particulars	Mar 31 2011	Mar 31 2010	YoY change %	Dec 31 2010	QoQ change %	Extra Ordinary items **		Dec 31 2010 (Excl Extra Ordinary Items)	QoQ Change %	2010 (Audited)	Extra Ordinary Items**		2010 (Excluding Extra Ordinary items)
Revenue	190,314	172,312	10.4%	183,042	4.0%			183,042	4.0%	701,699			701,699
Cost of revenues	123,236	102,236	20.5%	118,147	4.3%			118,147	4.3%	438,989			438,989
Depreciation	4,116	4,038	1.9%	4,267	-3.6%			4,267	-3.6%	16,958			16,958
Gross Profit	62,962	66,038	-4.7%	60,627	3.9%			60,627	3.9%	245,751			245,751
Sales and marketing expenses	17,640	15,856	11.3%	15,830	11.4%			15,830	11.4%	61,729			61,729
General and administrative expenses	18,880	18,173	3.9%	19,633	-3.8%			19,633	-3.8%	72,377			72,377
Provision for doubtful debts and advances	(161)	581	-127.7%	177	-190.7%			177	-190.7%	619			619
Foreign exchange (gain) / loss, net	(5,460)	(4,767)	14.5%	(8,120)	-32.8%			(8,120)	-32.8%	(22,009)			(22,009)
Operating income	32,063	36,196	-11.4%	33,106	-3.2%			33,106	-3.2%	133,036			133,036
Other income / (expense), net	4,772	4,409	8.2%	5,618	-15.1%	1,356	(1)	4,262	12.0%	19,480	1,064	(1)	18,415
Income before income taxes	36,835	40,605	-9.3%	38,724	-4.9%	1,356	(2)	37,368	-1.4%	152,515	1,064	(2)	151,451
Income taxes	10,347	7,299	41.8%	(664)	-1658.7%	(6,193	)(3)	5,529	87.1%	19,336	(6,307	)(3)	25,643
Net income/(loss)	26,488	33,306	-20.5%	39,388	-32.8%	7,549	(4)	31,839	-16.8%	133,179	7,371	(4)	125,808
Earning per share
- Basic	$0.20	$0.26	-22.1%	$0.30	-33.2%			$0.24	-17.3%	$1.02			$0.97
- Diluted	$0.20	$0.25	-21.5%	$0.29	-33.0%			$0.24	-17.1%	$0.99			$0.94
Weighted average number of common shares used in computing earnings per share
- Basic	131,991,860	129,251,485		131,142,633				131,142,633		130,101,442			130,101,442
- Diluted	134,910,508	133,200,892		134,506,173				134,506,173		133,848,374			133,848,374

**  Reviews of certain tax positions for previous years has resulted in net reversal leading to an increase in 2010 Net Income.

(1) - Due to write back of provision for interest/ penalties of earlier years

(2) - Impact of 1

(3) - Due to write back of provision for income tax of earlier years

(4) - Impact of 2 and 3

3

A2) CONSOLIDATED BALANCE SHEET USGAAP (US$ ‘000)

Particulars	31-Mar-11 (Unaudited)	31-Dec-10 (Audited)	31-Mar-10 (Unaudited)
Assets
Total current assets	616,960	576,553	666,470
Goodwill	69,840	69,661	65,504
Intangible assets, net	31,059	32,229	21,840
Property, plant, and equipment, net	135,573	136,236	144,403
Other assets	57,761	58,104	73,211
Total assets	911,192	872,784	971,428
Liabilities
Total current liabilities	121,797	122,826	109,641
Capital lease obligations excluding current installments	167	136	79
Other liabilities	52,642	49,987	49,041
Total liabilities	174,605	172,949	158,761
Total shareholders’ equity	736,587	699,835	812,667
Total liabilities & shareholders’ equity	911,192	872,784	971,428

A3) CONSOLIDATED CASH FLOW STATEMENT USGAAP (US$ ‘000)

Particulars	Mar 31 2011 (Unaudited)	Dec 31 2010 (Unaudited)	Mar 31 2010 (Unaudited)	2010 (Audited)
Net cash provided by operating activities	11,213	42,705	13,275	136,574
Net cash provided /(used in) investing activities	(42,048)	(47,930)	(21,317)	86,590
Capital expenditure, net	(4,433)	(2,927)	(2,469)	(11,091)
Investment in securities, net	(37,615)	(44,434)	(18,848)	117,805
Payment for acquistion/intangibles/Joint Venture	—	(569)	—	(20,124)
Net cash provided / (used) in financing activities	4,571	2,258	1,410	(205,603)
Others	336	62	(50)	(214)
Common shares issued / (Buy Back)	4,217	2,225	1,459	11,027
Dividend on common shares	18	(29)	0	(216,416)
Net increase / (decrease) in cash and equivalents	(26,264)	(2,966)	(6,633)	17,562
Effect of exchange rate changes on cash and equivalents	461	(3,796)	1,892	(2,286)
Cash and equivalents at the beginning of the period	78,734	85,497	63,459	63,459
Cash and equivalents at the end of the period	52,931	78,734	58,718	78,734

B1)CONSOLIDATED STATEMENT OF INCOME - INDIAN GAAP (RS. ‘000)

For the quarter  / period ended

Particulars	Mar 31 2011 (Audited)	Mar 31 2010 (Audited)	YoY Change %	Dec 31 2010 (Unaudited)	QoQ Change %	2010 (Audited)
Sales and service income	8,593,821	7,816,300	9.9%	8,208,711	4.7%	31,880,847
Other income	532,209	501,629	6.1%	646,925	-17.7%	2,194,249
Total income	9,126,030	8,317,929	9.7%	8,855,636	3.1%	34,075,096
Staff costs	5,372,042	4,562,003	17.8%	4,966,579	8.2%	18,898,084
Selling, general and administration expenses	1,997,085	1,834,087	8.9%	2,101,908	-5.0%	8,060,461
Interest	4,913	21,906	-77.6%	10,219	-51.9%	47,765
Total expenditure	7,374,040	6,417,996	14.9%	7,078,705	4.2%	27,006,310
Net profit before tax and adjustments	1,751,990	1,899,933	-7.8%	1,776,931	-1.4%	7,068,786
Provision for taxation	129,145	329,575	-60.8%	27,543	368.9%	837,071
Profit/(loss) for the period after taxation	1,622,845	1,570,358	3.3%	1,749,388	-7.2%	6,231,715
Profit and loss account, brought forward	18,932,587	22,972,249	-17.6%	17,838,246	6.1%	22,972,249
Amount available for appropriation	20,555,432	24,542,607	-16.2%	19,587,634	4.9%	29,203,964
Proposed dividend on equity shares	—	—	0.0%	—	0.0%	2,221
Special Interim Dividend on equity shares	—	—	0.0%	—	0.0%	8,244,435
Dividend tax	—	—	0.0%	—	0.0%	1,369,675
Transfer to general reserve	—	—	0.0%	655,046	-100.0%	655,046
Profit and loss account, carried forward	20,555,432	24,542,607	-16.2%	18,932,588	8.6%	18,932,587
Earning per share (Rs. per equity share of Rs. 2 each)
- Basic	12.30	12.15	1.2%	13.34	-7.8%	47.90
- Diluted	12.02	11.75	2.3%	12.99	-7.5%	46.44
Weighted average number of common shares used in computing earnings per share
- Basic	131,991,860	129,251,485		131,142,633		130,101,442
- Diluted	135,059,362	133,642,520		134,650,351		134,193,727

4

B2) AUDITED CONSOLIDATED BALANCE SHEET - INDIAN GAAP   (RS. ‘000)

Particulars	31-Mar-11	31-Dec-10	31-Mar-10
Assets
Current assets, loans and advances	14,112,490	14,085,747	12,786,771
Goodwill	4,836,443	4,838,060	4,629,076
Fixed assets(Net of Depreciation)	8,146,286	8,217,406	8,103,057
Investments	14,363,442	12,614,890	18,644,419
Deferred tax asset, net	632,505	695,065	778,338
Total assets	42,091,166	40,451,168	44,941,661
Liabilities
Current liabilities and provisions	7,499,330	7,786,917	7,593,076
Secured loans	11,349	10,649	7,599
Deferred tax liability, net	80,998	31,246	65,820
Total liabilities	7,591,677	7,828,812	7,666,495
Total shareholders’ equity	34,499,489	32,622,356	37,275,166
Total liabilities & shareholders’ equity	42,091,166	40,451,168	44,941,661

B3) CONSOLIDATED CASH FLOW STATEMENT - INDIAN GAAP (RS ‘000)

Particulars	Mar 31 2011 (Audited)	Dec 31 2010 (Unaudited)	Mar 31 2010 (Audited)	2010 (Audited)

Cash flows from / (used in) operating activities (A)	351,188	1,792,035	449,134	5,693,282
Cash flows from / (used in) investing activities (B)	(1,727,339)	(2,207,702)	(802,967)	4,560,215
Cash flows from / (used in) from financing activities (C)	191,984	103,021	64,892	(9,626,685)
Effect of changes in exchange rates (D)	17,638	(14,066)	(26,650)	(45,754)
Net increase / (decrease) in cash and cash equivalents during the period (A+B+C+D)	(1,166,529)	(326,712)	(315,592)	581,058
Cash and cash equivalents at the beginning of the period	3,533,680	3,860,392	2,952,622	2,952,622
Cash and cash equivalents at the end of the period	2,367,151	3,533,680	2,637,030	3,533,680

C) Reconcilation of Income as per Indian GAAP and US GAAP(RS. ‘000)

Particulars	Mar 31 2011	Mar 31 2010	Dec 31 2010	2010

Consolidated net income as per Indian GAAP	1,622,845	1,570,358	1,749,388	6,231,715
Income taxes	(334,700)	(200)	54,800	(42,200)
Foreign currency differences	(11,700)	(20,500)	(4,400)	(29,100)
Employee retirement benefits	(25,000)	15,400	(18,300)	57,400
ESOP related Compensation Cost	(21,500)	(16,100)	100	(48,000)
Amortisation of Intangibles , arising on Business acquisition	(32,600)	(23,600)	(34,500)	(119,100)
Others	(1,500)	1,300	10,000	7,200
Total	(427,000)	(43,700)	7,700	(173,800)

Consolidated net income as per US GAAP	1,195,845	1,526,658	1,757,088	6,057,915

5

D1) UNAUDITED CONSOLIDATED STATEMENT OF INCOME (RS. ‘000): BASED ON CONVENIENCE TRANSLATION

For the quarter / period ended

Particulars	Mar 31 2011	Mar 31 2010	Dec 31 2010	2010
Exchange rate$1 = INR	44.54	44.95	44.80	44.80
Revenues	8,476,575	7,745,434	8,200,285	31,436,099
Cost of revenues	5,488,938	4,595,495	5,293,003	19,666,719
Depreciation	183,319	181,529	191,180	759,724
Gross Profit	2,804,318	2,968,411	2,716,102	11,009,657
Sales and marketing expenses	785,685	712,705	709,204	2,765,456
General and administrative expenses	840,899	816,881	879,572	3,242,501
Provision for doubtful debts and advances	(7,161)	26,095	7,941	27,710
Foreign exchange (gain) / loss, net	(243,171)	(214,278)	(363,759)	(986,005)
Operating income	1,428,066	1,627,008	1,483,144	5,959,995
Other income / (expense), net	212,558	198,191	251,696	872,685
Income before income taxes	1,640,623	1,825,199	1,734,840	6,832,681
Income taxes	460,862	328,094	(29,740)	866,267
Net income/(loss)	1,179,761	1,497,105	1,764,580	5,966,414
Earning per share
- Basic	8.94	11.58	13.46	45.86
- Diluted	8.74	11.24	13.12	44.58
Weighted average number of common shares used in computing earnings per share
- Basic	131,991,860	129,251,485	131,142,633	130,101,442
- Diluted	134,910,508	133,200,892	134,506,173	133,848,374

D2) UNAUDITED CONSOLIDATED BALANCE SHEET USGAAP (RS. ‘000):  BASED ON CONVENIENCE TRANSLATION

Particulars	As on 31-Mar-11	As on 31-Dec-10	As on 31-Mar-10
Exchange rate$1 = INR	44.54	44.80	44.95
Assets
Total current assets	27,479,386	25,829,573	29,957,845
Goodwill	3,110,693	3,120,833	2,944,383
Intangible assets, net	1,383,351	1,443,838	981,689
Property, plant, and equipment, net	6,038,411	6,103,393	6,490,917
Other assets	2,572,668	2,603,074	3,290,839
Total assets	40,584,508	39,100,712	43,665,673
Liabilities
Total current liabilities	5,424,834	5,502,604	4,928,376
Capital lease obligations excl. installments	7,423	6,081	3,555
Other liabilities	2,344,659	2,239,415	2,204,371
Total liabilities	7,776,916	7,748,100	7,136,302
Total shareholders’ equity	32,807,591	31,352,612	36,529,370
Total liabilities & shareholders’ equity	40,584,508	39,100,712	43,665,673

D3) UNAUDITED CONSOLIDATED CASH FLOW STATEMENT USGAAP (RS ‘000):  BASED ON CONVENIENCE TRANSLATION

Particulars	Mar 31 2011	Dec 31 2010	Mar 31 2010	2010
Exchange rate $1 = INR	44.54	44.80	44.95	44.80
Net cash provided by operating activities	499,437	1,913,204	596,725	6,118,524
Net cash provided /(used in) investing activities	(1,872,813)	(2,147,253)	(958,219)	3,879,246
Capital expenditure, net	(197,434)	(131,129)	(110,999)	(496,875)
Investment in securities, net	(1,675,379)	(1,990,634)	(847,220)	5,277,683
Payment for acquistion/intangibles/Joint Venture	—	(25,491)	—	(901,562)
Net cash provided / (used) in financing activities	203,587	101,176	63,360	(9,211,009)
Others	14,960	2,788	(2,246)	(9,567)
Common shares issued / (Buy Back)	187,813	99,698	65,604	494,013
Dividend on common shares	814	(1,310)	2	(9,695,455)
Net increase / (decrease) in cash and equivalents	(1,169,789)	(132,873)	(298,134)	786,761
Effect of exchange rate changes on cash and equivalents	20,529	(170,075)	85,026	(102,432)
Cash and equivalents at the beginning of the period	3,506,827	3,830,246	2,852,487	2,842,968
Cash and equivalents at the end of the period	2,357,567	3,527,298	2,639,379	3,527,298

E1 ) REVENUE ANALYSIS

Revenue By Geographical Segments	Mar 31 2011	Dec 31 2010	Mar 31 2010	2010
Americas	78.0%	81.8%	79.7%	80.7%
EMEA	14.6%	11.3%	13.4%	12.1%
APAC	7.5%	6.9%	6.8%	7.2%
Total	100.0%	100.0%	100.0%	100.0%

Revenue by Industry Verticals	Mar 31 2011	Dec 31 2010	Mar 31 2010	2010
Insurance	29.0%	31.3%	29.0%	30.3%
Manufacturing, Retail and Distribution	30.6%	30.6%	30.8%	30.3%
Financial Services	11.1%	11.4%	11.7%	11.6%
Communications,Media & Utilities	12.1%	9.7%	12.2%	11.2%
Product Engineering Services	17.3%	16.9%	16.3%	16.7%
Total	100.0%	100.0%	100.0%	100.0%

Revenue by Service Offerings	Mar 31 2011	Dec 31 2010	Mar 31 2010	2010
Application Development & Maintenance	58.5%	61.3%	64.6%	62.4%
Package software implementation	13.4%	11.5%	13.4%	12.5%
Product Engineering Services	12.7%	12.5%	12.1%	12.4%
Infrastructure Management Services	5.2%	4.9%	5.0%	5.1%
Business Process Outsourcing	10.2%	9.9%	4.9%	7.5%
Total	100.0%	100.0%	100.0%	100.0%

Revenue by Project Type	Mar 31 2011	Dec 31 2010	Mar 31 2010	2010
Time and Material	54.8%	53.2%	56.4%	55.4%
Fixed Price (including Fixed Price SLA)	45.2%	46.8%	43.6%	44.6%
Total	100.0%	100.0%	100.0%	100.0%

E2) CLIENT- REVENUE METRICS

Particulars	Mar 31 2011	Dec 31 2010	Mar 31 2010	2010
Top client	10.5%	11.5%	11.7%	10.9%
Top 5 Clients	33.7%	35.9%	36.4%	35.9%
Top 10 Clients	45.7%	48.8%	48.7%	48.8%
Client data
No of $1 million clients	96	99	92	99
No of $5 million clients	29	28	27	28
No of $10 million clients	15	16	16	16
No of $50 million clients	3	3	3	3
No of new clients	14	19	9	52
No. of active Clients	299	297	260	297
% of Repeat Business	95.8%	95.6%	92.5%	94.6%

E3) REVENUE MIX AND UTILIZATION

	Mar 31 2010	Dec 31 2010	Mar 31 2010	2010
Efforts
Onsite	26.5%	26.7%	25.2%	26.7%
Offshore	73.5%	73.3%	74.8%	73.3%

Revenue
Onsite	52.6%	52.7%	53.2%	53.7%
Offshore	47.4%	47.3%	46.8%	46.3%

Utilization	70.0%	72.4%	79.9%	75.3%

Utilization (Excl Trainees)	74.5%	76.0%	84.8%	78.7%

E4) EMPLOYEE METRICS

	Mar 31 2011	Dec 31 2010	Mar 31 2010	2010
Total Employees	17,739	17,642	13,959	17,642
Offshore	14,399	14,326	11,118	14,326
Onsite	3,340	3,316	2,841	3,316
Total	17,739	17,642	13,959	17,642

Sales & Support Staff	1,485	1,491	1,415	1,491
Net Additions	97	1,086	(36)	3,647
Attrition (LTM) excluding BPO	24.6%	25.2%	17.7%	25.2%

E5) FACILITIES - INDIA INFRASTRUCTURE (as on Mar 31, 2011)

	Operational**		Under Construction/ Furnishing
Location	Built Up Area (Sq ft)	No. of Seats	Built Up Area (Sq ft)	No. of Seats
Mumbai	183,648	1,825
Navi Mumbai	136,669	1,818
Airoli	462,845	4,473
Pune	254,383	2,743
Gandhinagar	52,277	584
Noida	460,000	3,247
Hyderabad	97,497	757
Bangalore	78,343	784
Chennai	148,000	1,189
	1,873,662	17,420	—	—

** Owned plus leased

E6) RUPEE - CURRENCY RATES AGAINST US DOLLAR

	Mar 31 2011	Dec 31 2010	Mar 31 2010
Rupee
Period end rate	44.58	44.70	44.91
Period average rate	45.23	44.83	45.89
Other Currencies (Average Rate)
AUD	1.00	0.99	0.90
EURO	1.37	1.36	1.38
GBP	1.60	1.58	1.56
YEN	0.01	0.01	0.01

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PATNI COMPUTER SYSTEMS LIMITED

Dated: April 27, 2011	By:	/s/ ARUN KANAKAL
Arun Kanakal
Company Secretary